EXHIBIT 99.23

OPTIM ENERGY, LLC AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2009, 2008, and 2007

OPTIM ENERGY, LLC AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OPTIM ENERGY, LLC AND SUBSIDIARIES

GLOSSARY

AOCI………………………	Accumulated Other Comprehensive Income
Altura Cogen……………..	Optim Energy Altura Cogen, LLC, formerly Altura Cogen, LLC
CAIR…………………….	US Environmental Protection Agency’s Clear Air Interstate Rule
Cascade…………………..	Cascade Investment, LLC
ECJV…………………….	ECJV Holdings, LLC
ERCOT…………………..	Electric Reliability Council of Texas
FASB………………….…	Financial Accounting Standards Board
GAAP…………………….	Generally Accepted Accounting Principles in the United States of America
LCC……………………..	Lyondell Chemical Company
LIBOR…………………..	London Interbank Offered Rate
MMbtu.…………………	One Million British Thermal Units
MW………………………	Megawatt
MWh………………………	Megawatt Hour
NOx……………………..	Nitrogen Oxide
NRG………………….….	NRG Energy Inc. and Subsidiaries
NRG Cedar Bayou………	NRG Cedar Bayou Development Company, LLC
NRG Texas………..……..	NRG Texas Power, LLC, plant operator of Cedar Bayou 4, subsidiary of NRG Energy Inc.
NYMEX…………………	New York Mercantile Exchange
OCI………………………	Other Comprehensive Income
Optim Energy……………	Optim Energy, LLC and Subsidiaries, formerly EnergyCo, LLC and Subsidiaries
Optim Energy Cedar Bayou	Optim Energy Cedar Bayou 4, LLC, formerly EnergyCo Cedar Bayou 4, LLC
Optim Energy Generation..	Optim Energy Generation, LLC and Subsidiaries, formerly Altura Energy, LLC and Subsidiaries
Optim Energy Marketing..	Optim Energy Marketing, LLC and Subsidiaries, formerly EnergyCo Marketing and Trading, LLC or ECMT
PNMR……………………	PNM Resources, Inc.
PNMR Services….………	PNMR Services Company, a wholly-owned Subsidiary of PNMR
SEPSA………………….	Steam and Electric Power Sales Agreement, an agreement with LCC
SO2……………………..	Sulfur Dioxide
Twin Oaks………………	Optim Energy Twin Oaks, LP, formerly Altura Power LP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
Optim Energy, LLC and subsidiaries
Irving, Texas

We have audited the accompanying consolidated balance sheets of Optim Energy, LLC and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in members’ capital, cash flows, and comprehensive income (loss), for the years ended December 31, 2009 and 2008 and the period from January 8, 2007 to December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Optim Energy, LLC and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and the period from January 8, 2007 to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 16, 2010

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

			Period from
	Year Ended December 31,		January 8, 2007 to
	2009	2008	December 31, 2007
		(In thousands)

Operating Revenues	$319,507	$472,665	$224,339

Cost of Sales	201,547	366,477	147,312

	117,960	106,188	77,027

Operating Expenses:
Non-fuel operations and maintenance	33,118	26,053	13,253
Administrative and general	27,910	26,232	15,445
Depreciation and amortization	37,171	30,545	15,665
Impairment of intangible asset	-	21,794	-
Emission allowances write off	51,586	31,739	-
Taxes other than income taxes	11,089	11,954	4,804
Total Operating Expenses	160,874	148,317	49,167

Operating Income (Loss)	(42,914)	(42,129)	27,860

Other income and (deductions), net	(318)	740	635
Interest expense	(13,755)	(19,183)	(17,907)

Earnings (Loss) Before Income Taxes	(56,987)	(60,572)	10,588

Income Taxes (Benefit)	(161)	(88)	434

Net Earnings (Loss)	$(56,826)	$(60,484)	$10,154

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$14,953	$13,964
Accounts receivable	24,512	23,106
Inventory	25,070	21,252
Intangible assets	16,303	19,450
Derivative instruments	37,116	72,548
Other current assets	10,665	1,357
Total current assets	128,619	151,677

Property, Plant and Equipment:
Plant in service	1,023,630	785,418
Computer hardware and software	5,210	-
Less accumulated depreciation	93,092	56,412
	935,748	729,006
Construction work in progress	16,009	217,414
Net property, plant and equipment	951,757	946,420

Deferred Charges and Other Assets:
Intangible assets, net of amortization	84,077	100,380
Derivative instruments	-	18,596
Inventory	51,420	105,190
Other deferred charges	1,887	610
Total deferred charges and other assets	137,384	224,776

Total Assets	$1,217,760	$1,322,873

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(In thousands)
LIABILITIES AND MEMBERS' CAPITAL
Current Liabilities:
Accounts payable	$34,948	$33,660
Related party payable	3,675	1,802
Accrued interest and taxes	11,430	14,426
Derivative instruments	6,253	22,627
Current portion of contract liability	2,676	12,811
Other current liabilities	7,208	19,500
Total current liabilities	66,190	104,826

Long Term Debt	755,000	730,778

Deferred Credits and Other Liabilities:
Asset retirement obligations	3,560	2,435
Accumulated deferred income taxes	1,286	1,930
Contract liability	-	2,676
Other deferred credits	864	722
Total deferred credits and other liabilities	5,710	7,763

Members' Capital:
Accumulated other comprehensive income	30,364	62,184
Other members' capital	360,496	417,322
Total members' capital	390,860	479,506

Total Liabilities and Members' Capital	$1,217,760	$1,322,873

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Period from
	Year Ended December 31,		January 8, 2007 to
	2009	2008	December 31, 2007
		(In thousands)
Cash Flows From Operating Activities:
Net Earnings (Loss)	$(56,826)	$(60,484)	$10,154
Adjustments to reconcile net earnings (loss) to net cash
flows from operating activities:
Depreciation and amortization	37,171	30,545	15,665
Contract amortization	6,639	(2,225)	(36,439)
Emission allowance expense	4,710	11,214	2,293
Net unrealized gains (losses) on derivatives	7,005	(5,477)	(470)
Impairment of intangible assets	-	21,794	-
Emission allowances write off	51,586	31,739	-
Other, net	609	3	-
Changes in certain assets and liabilities:
Accounts receivable	(1,492)	7,627	(17,935)
Inventory	(4,941)	(8)	(740)
Other current assets	(6,279)	(3,175)	(6,821)
Other assets	(1,286)	(346)	(67)
Accounts payable	6,256	1,687	20,458
Related party payable	1,873	447	1,355
Accrued interest and taxes	(3,647)	1,205	9,944
Other current liabilities	(5,092)	7,434	5,831
Other liabilities	(382)	2,006	178
Net cash flows from operating activities	35,904	43,986	3,406

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(59,137)	(119,939)	(77,459)
Acquisition	-	-	(481,549)
Other, net	-	-	(299)
Net cash flows used in investing activities	(59,137)	(119,939)	(559,307)

Cash Flows From Financing Activities:
Long-term debt borrowings	45,000	80,000	650,778
Long-term debt repayments	(20,778)	-	-
Member contributions	-	-	366,940
Member distributions	-	-	(451,900)
Net cash flows from financing activities	24,222	80,000	565,818

Change in Cash and Cash Equivalents	989	4,047	9,917
Cash and Cash Equivalents at Beginning of Period	13,964	9,917	-
Cash and Cash Equivalents at End of Period	$14,953	$13,964	$9,917

Supplemental Cash Flow Disclosures:
Interest paid, net of capitalized interest and guarantee fees	$8,036	$19,440	$11,500
Income taxes paid, net of refunds	$79	$-	$-

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental schedule of noncash investing and financing activities:
On June 1, 2007, PNMR contributed its ownership of Optim Energy Generation, including the Twin Oaks Power facility, to Optim Energy at fair value. See Note 2.

The following table presents (in thousands) the balance sheet of Optim Energy
Generation as recorded as of its acquisition:

Current assets	$16,616
Derivative instruments	2,822
Net property, plant and equipment	575,538
Intangible assets	21,794
Deferred charges	24,518
Total assets acquired	641,288

Current liabilities	56,903
Deferred credits	28,912
Derivative instruments	9,147
Total liabilities assumed	94,962

Net assets acquired	$546,326

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Class A	Class B	Total
		(In thousands)
Balance at January 8, 2007	$-	$-	$-
Contribution of Optim Energy Generation	273,163	273,163	546,326
Other cash contributions	45,000	45,000	90,000
Other cash distributions	(87,500)	(87,500)	(175,000)
Allocations of other comprehensive income	12,265	12,265	24,530
Allocations of net earnings	5,077	5,077	10,154
Balance at December 31, 2007	248,005	248,005	496,010

Allocations of other comprehensive income	21,990	21,990	43,980
Allocations of net (loss)	(30,242)	(30,242)	(60,484)

Balance at December 31, 2008	239,753	239,753	479,506

Allocations of other comprehensive (loss)	(15,910)	(15,910)	(31,820)
Allocations of net (loss)	(28,413)	(28,413)	(56,826)

Balance at December 31, 2009	$195,430	$195,430	$390,860

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

			Period from
	Year Ended December 31,		January 8, 2007 to
	2009	2008	December 31, 2007

Net Earnings (Loss)	$(56,826)	$(60,484)	$10,154

Other Comprehensive Income:
Change in fair market value of designated cash
flow hedges, net of income tax expense
of $392, $695, and $0	38,860	68,780	26,121
Reclassification adjustment for (gain) on designated
cash flow hedges included in net earnings (loss),
net of income tax expense of $714, $250, and $0	(70,680)	(24,800)	(1,591)

Total Other Comprehensive (Loss) Income	(31,820)	43,980	24,530

Comprehensive Income (Loss)	$(88,646)	$(16,504)	$34,684

The accompanying notes are an integral part of these financial statements.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)           Summary of the Business and Significant Accounting Policies

Nature of Business

Optim Energy or the “Company” is a limited liability company formed in January 2007 by PNMR and ECJV, a wholly owned subsidiary of Cascade.  Optim Energy was created to serve expanding unregulated energy markets, principally within the areas of Texas covered by ERCOT, including operation and ownership of diverse generation assets and wholesale marketing.  PNMR (the “Class A” member) and ECJV (the “Class B” member) each have a 50 percent membership interest in Optim Energy.  The Company is managed by a board of directors, with each member having equal representation.

Optim Energy’s main operating subsidiaries are Twin Oaks, Altura Cogen, Optim Energy Cedar Bayou  and Optim Energy Marketing.  Twin Oaks owns and operates the Twin Oaks Power facility, a 305 MW coal-fired power plant located 150 miles south of Dallas, TX.  Altura Cogen owns and operates the Altura Cogen facility, a 614 MW natural gas-fired cogeneration plant near Houston, TX.  Optim Energy Cedar Bayou owns 50 percent of the Cedar Bayou 4 facility, a 550 MW combined-cycle natural gas unit near Houston, TX which is a jointly developed project with NRG completed in June 2009.  Optim Energy Marketing performs marketing and trading functions for Optim Energy’s wholly-owned generation assets and the Cedar Bayou facility.

Optim Energy was known as EnergyCo, LLC until February 2, 2009.  On this date, the Company changed its name and the names of its subsidiaries.  The glossary contains references to the current and prior names of the main operating subsidiaries.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and subsidiaries in which it owns a majority voting interest.  All intercompany transactions and balances have been eliminated.

Financial Statement Preparation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual recorded amounts could differ from those estimated.

For the year ended December 31, 2007, the Consolidated Financial Statements present the period from formation of Optim Energy on January 8, 2007 to December 31, 2007.

Cash and Cash Equivalents

Investments in highly liquid investments with original maturities of three months or less at the date of purchase are considered cash equivalents.

Property, Plant and Equipment

Property, plant, and equipment is stated at cost, which includes administrative costs and capitalized payroll-related costs such as taxes and fringe benefits as deemed appropriate. It is Company policy to charge repairs and minor replacements of property to maintenance expense and to charge major replacements to property, plant, and equipment as incurred.  In 2009, 2008, and 2007, $2.2 million, $5.5 million, and $17.1 million of property additions were noncash investments, and therefore, not included in the Consolidated Statements of Cash Flows.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitalized Interest

Optim Energy capitalizes interest on its construction projects. Interest was capitalized at the overall weighted average borrowing rate of 3.30 percent in 2009, 4.85 percent in 2008, and 5.91 percent in 2007.  Optim Energy’s capitalized interest was $3.4 million in 2009, $7.1 million in 2008, and $1.3 million in 2007.

Inventory

Inventory consists principally of emission allowances, materials and supplies and coal held for use in electric generation. Optim Energy’s emission allowances, described in Note 2, were obtained through Optim Energy’s acquisitions of Altura Cogen and Optim Energy Generation.  These allowances were valued based on market quotes at the time of acquisition and are expensed as used, sold or expired.  These emission allowances are presented in the Consolidated Balance Sheet as current or deferred depending on their vintage year.

Materials and supplies are held for use in maintenance and operating activities of the electric generating facilities.  Materials and supplies are charged to inventory when purchased and are expensed or capitalized as appropriate when issued.  Materials and supplies are valued using the average costing method.  Obsolete materials and supplies are expensed when identified.

Coal is valued using a rolling weighted average costing method that is updated based on the current period cost per ton.  The coal inventory is surveyed at the end of each month and any adjustments are made in the respective period.

           Inventory consists of the following:

	December 31,
	2009	2008
	(In thousands)

Emission allowances - current	$8,068	$10,729
Materials and supplies	14,998	9,304
Coal	2,004	1,219
Total current inventories	25,070	21,252
Emission allowances - deferred	51,420	105,190
Total inventories	$76,490	$126,442

 Intangible Assets

Optim Energy recorded several intangible assets as a result of acquisitions and contributions made during 2007 including contracts that were determined to be above market and recorded as assets at acquisition.  These amounts are amortized over the related contracts’ initial terms.  The SEPSA is the only contract remaining and its initial term will expire at the end of 2021. The Company amortizes intangible assets over their estimated useful lives. If an asset is determined to have an indefinite useful life, it is not amortized.  Non-amortizable intangible assets are evaluated for impairment at least annually, or more frequently if events and circumstances indicate the intangible assets might be impaired.  In 2008, the Company wrote-off its intangible asset related to the Twin Oaks expansion rights as described in Note 2.  Amortizable intangible assets are evaluated for impairment  when events and circumstances indicate that the assets might be impaired.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of Optim Energy’s identifiable intangible assets are as follows:

	December 31,
	2009	2008
	(In thousands)
Altura Cogen acquisition - SEPSA	$134,893	$134,893
Accumulated amortization	34,513	15,063

	$100,380	$119,830

Asset Impairment

Tangible long-lived assets are evaluated in relation to the future undiscounted cash flows to assess recoverability when events and circumstances indicate that the assets might be impaired.

Revenue Recognition

Optim Energy recognizes revenue in the period of energy or steam delivery, which may include estimates for amounts delivered but unbilled at the end of each accounting period.  Optim Energy sells energy generated by its plants through short-term and long-term contracts as well as through the spot market.  Revenues related to these sales are recorded in the period in which energy is delivered or services are performed.  Revenue related to power sales and purchases is included net in operating revenues.  Costs related to fuel purchases and sales are recorded net in cost of sales.  Refer to Note 4 for a discussion of the Company’s accounting policies related to derivative instruments.

Depreciation

Depreciation of plant, property and equipment is computed using the straight-line method over the following estimated useful lives:

Structures and improvements	5 to 35 years
Generation equipment	3 to 35 years
Office furniture and fixtures	5 to 15 years
Transportation equipment/trailers	5 to 17 years
Computer and communications equipment	3 to 15 years

Asset Retirement Obligations

Accounting for decommissioning costs for fossil-fuel generation involves significant estimates related to costs to be incurred many years in the future after plant closure. Changes in these estimates could significantly impact Optim Energy’s financial position, results of operations and cash flows.  Optim Energy owns fossil-fuel facilities and measures and recognizes decommissioning liabilities for tangible long-lived assets for which a legal obligation exists. At December 31, 2009 and 2008, Optim Energy had $3.6 million and $2.4 million recorded for asset retirement obligations for its, Twin Oaks facility, Altura Cogen facility and its undivided 50 percent interest in the Cedar Bayou 4 facility.  This amount includes accretion expense of $0.2 million for both 2009 and 2008 and $0.1 million for 2007.

Income Taxes

Optim Energy is a pass-through entity for tax purposes and is not subject to federal income tax.  Instead, the members are responsible for federal income taxes on their respective share of the Company’s taxable income.  The Company’s provision for income taxes relates to the state tax obligations under the revised Texas Franchise Tax (commonly referred to as the “Margin Tax”), for which the Company is treated as a taxable entity.  Although not an “income tax” under Texas law, the Margin Tax is accounted for as an income tax under GAAP.  The Company utilizes an asset and liability approach in its accounting for the Margin Tax.  Deferred

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis.

Subsequent Events

The Company has evaluated subsequent events through February 16, 2010, the date financial statements are available to be issued.

(2)           Acquisitions, Contributions & Impairments

Optim Energy Cedar Bayou

In June 2009, commercial operations commenced at the Cedar Bayou 4 facility, a jointly developed, 550 MW combined-cycle natural gas unit at the existing NRG Cedar Bayou Generating Station near Houston, Texas.  Optim Energy Cedar Bayou and NRG Cedar Bayou each own a 50 percent undivided interest in the project, which was constructed for approximately $420 million, including financing costs.  Optim Energy accounts for its undivided interest using proportionate consolidation and records its 50 percent share of the Cedar Bayou 4 facility’s assets, liabilities, revenues, and expenses.

At December 31, 2009, the Company’s share of the construction costs, $209.6 million, were included in plant in service; at December 31, 2008, costs of $186.1 million were accumulated in construction work in progress.  As stipulated by the joint ownership agreement, Optim Energy paid $45 million to NRG during 2007 for equipment purchased and development efforts. Optim Energy funded its portion of the Cedar Bayou 4 facility’s construction with borrowings under its existing credit facility and with operating cash flows.

Optim Energy Cedar Bayou and NRG Cedar Bayou retained Optim Energy Marketing as energy manager to schedule and dispatch energy and ancillary services from the Cedar Bayou 4 facility into the ERCOT market for a term of five years.  As energy manager, Optim Energy Marketing will provide all services necessary for the sale, scheduling, and dispatch of energy and ancillary services from the Cedar Bayou 4 facility, subject to the terms of the scheduling and dispatch agreement.  In exchange for these services Optim Energy Marketing receives a fee.

Optim Energy Cedar Bayou and NRG Cedar Bayou retained NRG Texas as plant operator to operate and maintain the Cedar Bayou 4 facility.   As plant operator, NRG Texas will perform all day-to-day operations, routine testing, normal maintenance and repairs of the plant.  For its services, the owners pay a fee to NRG Texas and reimburse NRG Texas for expenses incurred within an approved annual budget.  For the year ended December 31, 2009, Optim Energy recorded in taxes other than income, non-fuel operations and maintenance, and administrative and general expenses $2.0 million of related expenses as reimbursements to NRG Texas for these expenses.

Altura Cogen

Effective August 1, 2007, Optim Energy completed the acquisition of the Altura Cogen Facility (formerly known as the CoGen Lyondell Power Generation facility), a 614 MW natural gas-fired cogeneration plant. The purchase price of approximately $477.9 million, after the working capital adjustment described below, was funded through cash contributions of $42.5 million from each of PNMR and ECJV and the remaining amount was financed through borrowings under Optim Energy’s credit facility.  As provided under the purchase and sale agreement, subsequent to August 1, 2007, an adjustment to the purchase price was made for working capital items not initially included in the purchase price. The result of this adjustment was a payment by Optim Energy of $10.4 million. In addition, Optim Energy incurred transaction costs of $3.6 million.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was accounted for using the purchase method of accounting.  Under this method, the purchase price was allocated and fair market value adjustments were made to the assets acquired and the liabilities assumed.  The following table presents the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At August 1, 2007
(In thousands)

Assets
Current assets	$16,532
Plant, property and equipment	202,747
Intangible assets - amortizable	139,412
Defered charges	127,733
Total asset acquired	486,424

Liabilities
Current liabilities	1,188
Current contingent purchase liability	1,571
Asset retirement obligation	2,116
Total liabilities assumed	4,875

Net assets acquired	$481,549

The purchase included several existing contracts, including three contracts for the sale of a portion of the output of the plant with the balance of the output available for sale in the ERCOT market. The largest contract acquired was the SEPSA. This contract requires that Altura Cogen provide up to 80 MW of energy and up to 1.15 million pounds of steam per hour.  The SEPSA has an initial contract term of 15 years with automatic two-year renewals through 2046.  See Note 8 for a discussion of the bankruptcy of LCC, the SEPSA counterparty.  In addition to the SEPSA, the purchase included two capacity sale option agreements and certain fuel agreements.  Both capacity sale option agreements have expired since the acquisition date.  Optim Energy recorded these contracts at their fair value and amortization is recorded over the contract period.  These contracts are included above in Intangible assets – amortizable.  For the years ended December 31, 2009, 2008, and 2007, Optim Energy reduced operating revenues by $19.5 million, $18.0 million, and $1.6 million, related to amortization of these acquired contracts.  For the next five years the estimated amortization expense is $16.3 million for 2010, $14.7 million for 2011, $9.5 million for 2012, $8.8 million for 2013 and $8.2 million for 2014.

 In addition, Optim Energy obtained rights to future NOx emission allowances under two government programs.  These future grants were valued, and their estimated useful lives determined.  These NOx allowances are recorded as inventory and classified as current assets or deferred charges depending on vintage year.  These allowances are expensed as used, sold or determined obsolete through 2037.  For the years ended December 31, 2009, 2008, and 2007 Optim Energy recorded $1.8 million, $8.3 million, and $0.5 million in cost of sales related to amortization of acquired NOx allowances.  As part of the purchase and sale agreement, Optim Energy was required to return to the prior owner certain amount of excess 2008 vintage allowances based on 2007 usage. This amount was recorded as a contingent purchase obligation until settled in the second quarter of 2008.  See later discussion regarding significant developments related to emissions allowances.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Optim Energy Generation

On June 1, 2007, PNMR contributed its ownership of Optim Energy Generation including the Twin Oaks Power facility to Optim Energy at fair value of $549.6 million, after the working capital adjustment described below.  ECJV made a cash contribution to Optim Energy equal to 50 percent of the fair value amount, and Optim Energy distributed that cash to PNMR. As provided under the contribution agreement, subsequent to June 1, 2007, an adjustment to the contribution amount was made for changes in components of working capital between the date for which fair value was determined and closing. The result of this adjustment was a payment by PNMR of $2.1 million.

This contribution was recorded on Optim Energy’s financials as though each owner contributed 50 percent of the value of Optim Energy Generation.  The 50 percent contributed by PNMR was recorded on Optim Energy’s financial statements at PNMR’s June 1, 2007 carrying amounts.  The 50 percent contributed by ECJV was recorded on Optim Energy’s financial statements based on the June 1, 2007 fair value of the individual assets and liabilities.  This results in a partial step up of assets and therefore the resulting Optim Energy balance sheet does not equal the determined fair value of $549.6 million.

The following table presents the balance sheet of Optim Energy Generation as recorded as of its contribution.

At June 1, 2007
(In thousands)

Assets
Current assets	$16,616
Derivative instruments	2,822
Net propety, plant and equipment	575,538
Intangible assets	21,794
Deferred charges	24,518
Total asset acquired	641,288

Liabilities
Current liabilities	56,903
Deferred credits	28,912
Derivative instruments	9,147
Total liabilities assumed	94,962

Net assets acquired	546,326

Accumulated other comprehensive income (loss)	(6,326)

Net members' equity	$552,652

The transfer included two contractual obligations to sell power; the portion of the plant not under contract is available for sale in the ERCOT market. The first transferred contract covered the period through September 2007 at which time the second contract began and extends for three years. Optim Energy compared the contract pricing terms to the forward price of electricity in the relevant market at the transfer date and determined the contracts were below market.  In accordance with GAAP, the 50 percent of the below market contracts that relates to ECJV’s portion of ownership will be amortized over the remaining contract terms.  A similar liability was carried over based on PNMR’s 50 percent ownership from its historical basis in the contracts.  For the year ended December 31, 2009, 2008, and 2007, Optim Energy recorded operating revenues of $12.8 million, $20.2 million and $38.0 million related to amortization of the acquired contracts.

Optim Energy also recorded an asset for the rights to SO2 emission allowances.  These allowances have been recorded as inventory and classified as a current asset or deferred charge depending on vintage year.  These allowances will be expensed as used, sold or determined obsolete through 2035.  For the years ended

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007, Optim Energy recorded $2.9 million, $2.9 million, and $1.8 million annually in cost of sales related to amortization of the acquired SO2 allowances.

Emission Allowances Write Off

The Company values its NOx emission allowances held for sale at lower of cost or market.  In December 2009, the Company reduced the value of its held for sale NOx emission allowances by $51.6 million because of significant price declines in an illiquid market.  At December 31, 2009, the Company has $4.9 million remaining held for sale allowances in inventory.

In July 2008, a federal appeals court ruling by the U.S. Court of Appeals for the District of Columbia Circuit Court invalidated CAIR.  This ruling appeared to remove the need for emissions allowance credits under the CAIR program. However in December 2008, CAIR was temporarily reinstated by the courts. Optim Energy has emission allowance inventory from the purchase of Altura Cogen and contribution of Optim Energy Generation, a portion of which fall under the CAIR program.  During the year ended December 31, 2008, Optim Energy recorded a pre-tax write off of $31.7 million for all inventory held under the CAIR program.  As of December 31, 2009, the Company has $54.6 million remaining in inventory for emission allowances intended for its emission usage requirements and not granted under the CAIR program.

Intangible Asset Impairment Loss

An intangible asset related to potential expansion of the Twin Oaks plant was recorded upon the contribution of Optim Energy Generation.  During the year ended December 31, 2008, Optim Energy made a strategic decision not to pursue the Twin Oaks expansion at that time and wrote off the development rights as an impairment of intangible assets amounting to $21.8 million.  In addition, Optim Energy expensed $1.2 million for the year ended December 31, 2008 of deferred administrative and general costs related to this project.

(3)           Long-term Debt

On June 1, 2007, Optim Energy entered into a bank credit facility for a term of five years.  Upon expiration, all amounts borrowed become due. The facility allows for borrowings under a revolving line of credit and issuance of letters of credit.  At December 31, 2009 and 2008, the facility had a capacity of $1.25 billion.  Outstanding borrowings under the facility were $755.0 million and $730.8 million at December 31, 2009 and 2008.  Interest on the facility fluctuates based on either LIBOR or prime rate, depending on the borrowing tranche.  For borrowings outstanding at December 31, 2009 and 2008, the weighted average borrowing rates were 0.93 percent and 2.11 percent.  Also outstanding as credit support for certain contractual and trading arrangements were letters of credit of $96.3 million and $113.9 million at December 31, 2009 and 2008.  Letters of credit are not considered debt; however, they reduce the amount available under the facility.

The facility is supported by guaranties from ECJV and Cascade.  The obligations of Optim Energy to reimburse ECJV and Cascade for any amounts paid under such guaranties are secured by a lien on the assets of Optim Energy and its subsidiaries.

In June 2009, Optim Energy notified the lender under the above bank financing agreement, Cascade and ECJV of a default or potential default under the credit agreement and certain other agreements entered into between Optim Energy and various of the above parties.  The default or potential default arose from the construction of the substation at the Cedar Bayou facility, which was built or partially built on land not under lease to the facility.   Waivers were obtained from the lender, Cascade and ECJV. The waivers required Optim Energy to obtain a release and lease amendment. The release and lease amendment have been obtained and the potential default has been cured.

 (4)           Fair Value of Financial and Other Derivative Instruments

Overview

The Company is exposed to certain risks relating to its ongoing business operations.  The primary objective for the use of derivative instruments, including energy contracts, options, and futures, is to manage price risks

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

associated with forecasted purchases of fuel used to generate electricity, or forecasted sales of generation capacity or energy.  Substantially all of the Company’s energy related derivative contracts are entered into to manage commodity risk associated with the Company’s generation assets.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Although management uses its best judgment in estimating the fair value of its financial and other derivative instruments, there are inherent limitations in any estimation technique.  Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current transaction.

GAAP allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. GAAP permits a reporting entity to offset fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement and to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments. The Company did not elect to irrevocably fair value any additional financial assets and liabilities and did not elect to offset fair values of its derivative instruments.

Carrying Amount/Fair Value

The carrying amounts reflected on the Consolidated Balance Sheet approximate fair value for cash, temporary investments, receivables, and payables due to the short period of maturity.  In addition, the carrying amount on Optim Energy’s long-term debt approximates fair value since its related interest rate fluctuates with market indices.

Derivative fair value amounts are based on broker quotes when available and are supplemented by modeling techniques and assumptions made by the Company to the extent quoted market prices or volatilities are not available.  The Company regularly assesses the validity and availability of pricing data for its derivative transactions which varies based on commodity location, market liquidity, and contractual terms.

Derivative Instruments

Under derivative accounting and related rules for energy contracts, the Company accounts for its various energy derivative instruments based on the Company’s intent.  The Company enters into certain derivative contracts which qualify for the “normal purchase and sale” exception pursuant to GAAP for derivative instruments.  These contracts are expected to physically deliver in the normal course of business and are recorded in the financials in the month of delivery.  The Company has elected the normal exception on the SEPSA.  Revenues and expenses related to this agreement are recorded in operating revenues and cost of sales at the time of delivery.  Energy contracts that do not qualify for or for which Optim Energy does not elect the normal sales and purchases exception are recorded at fair value on the Consolidated Balance Sheet.  Certain derivative disclosures required by GAAP and implemented as of December 31, 2009 do not require comparative information to be presented.

At December 31, 2009 the Company had no rights to reclaim cash collateral and $0.9 million in obligations to return cash collateral.  At December 31, 2008, the Company had no rights or obligations related to cash collateral.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 Hedge Accounting Transactions

Effective changes in the fair value of contracts qualifying for cash flow hedge accounting are included in AOCI.  If there is any hedge ineffectiveness it is recorded in earnings.  The ineffectiveness recorded for the year ended December 31, 2009, 2008, and 2007 was immaterial to the Company’s earnings.  Gains or losses related to cash flow hedge instruments are reclassified from accumulated other comprehensive income to earnings in the period when the hedged transaction impacts earnings.

Optim Energy enters into forward physical and financial contracts to hedge the cash flow risk associated with its forecasted sales of generation capacity or energy.  These hedges are effective in offsetting future cash flow volatility caused by changes in the forward price of electricity and ancillary services and qualify for hedge accounting under GAAP for derivative accounting.  The Company’s designated power cash flow hedges deliver through December 2010.

Optim Energy also enters into various fixed-for-float price swaps to hedge the costs associated with its forecasted purchases of fuel for its gas-fired generation units.  The hedges are effective in offsetting future cash flow volatility caused by changes in the forward price of natural gas.  These hedges may result in hedge ineffectiveness as the hedged transaction and the hedged item may vary due to basis differential between NYMEX Henry Hub and the Houston Ship Channel.  The Company has assessed the effectiveness and determined that the transactions are highly effective in offsetting changes associated with the underlying risk.  As of December 31, 2009, the Company has no designated natural gas cash flow hedges.

Based on market prices at December 31, 2009 and 2008, after-tax gains of $30.4 million and $43.8 million would be reclassified from OCI into earnings during the next twelve months. However, the actual amount reclassified into earnings could vary due to future changes in market prices.

Mark to Market Transactions

The contracts recorded at fair value that do not qualify or are not designated for cash flow hedge accounting are classified as economic hedges or speculative trading transactions.  Economic hedges are defined as derivative instruments, including long-term power agreements, used to hedge the various market risk exposures of the Company’s generation assets.  Changes in the fair value of economic hedges are reflected in results of operations, with changes related to power contracts included in operating revenues and changes related to gas contracts included in cost of sales.  The level of economic hedging at any given time varies depending on current market conditions and other factors.  Speculative trading transactions are defined as derivative instruments that are speculative and unrelated to the Company’s physical assets.  Optim Energy discontinued speculative trading in the second quarter of 2008 and recognized losses of $2.4 million in the first quarter of 2008.  Gains and losses related to these activities before being discontinued were recognized net in operating revenues.  No additional gains or losses are expected related to speculative trading.

Commodity Risk Management

Marketing of energy and procurement of fuel involve market risks associated with volatile wholesale energy commodity markets. The Company routinely enters into various derivative instruments such as forward contracts, options and price swaps to economically hedge price risk on power generation and fuel requirements and to mitigate market fluctuations in wholesale markets. These transactions are executed within an asset-backed marketing strategy, whereby net aggregate open forward positions are executed only to extent that the commitments in energy markets can be covered by the Company's generating capabilities.

The Energy Risk Management Policy establishes the risk tolerance of the Company and defines risk limits to maintain exposures within the defined risk tolerance. The asset-backed framework explicitly limits exposures to be within the natural risk position of the generation assets. The Company monitors position, Gross Margin at Risk and Liquidity at Risk measures to maintain total exposure within the approved limits of the Company.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Optim Energy’s commodity derivative instruments are summarized as follows:

	Mark-to-Market Instruments				Hedge Instruments
	Economic Hedges		Trading		Cash Flow Hedges
	December 31,
	2009	2008	2009	2008	2009	2008
	(in thousands)
Current assets	$6,447	$24,032	-	$4,300	$30,669	$44,216

Deferred charges	-	-	-	-	-	18,596

Current liabilities	(6,253)	(18,472)	-	(4,155)	-	-

	$194	$5,560	$-	$145	$30,669	$62,812

        The following table presents the effect of Optim Energy’s commodity derivative instruments, excluding qualified cash flow hedging instruments, on earnings:

Year Ended December 31, 2009
Economic Hedges
(In thousands)

Operating revenues	$(587)
Cost of sales	(1,369)

Total gain (loss)	$(1,956)

The following table presents the impact, excluding tax effects, of Optim Energy’s qualified commodity cash flow hedge instruments on OCI, as well as the location and amount of income reclassified from OCI as the hedged transactions settled and impacted earnings:

Gain (loss) excluding tax effects
Recognized	Reclassified from OCI into Earnings
In OCI	Location	Amount
(In thousands)
	Operating revenues	$71,387
$(32,142)	Cost of sales	7

		$71,394

The table below presents Optim Energy’s net buy (sell) volume positions at December 31, 2009:

Natural Gas (in Mmbtu)	Power (in MWh)
Economic	Economic	Qualified Cash
Hedges	Hedges	Flow Hedges

62,970,000	(2,979,714)	(2,006,040)

In connection with managing its commodity risks, the Company enters into master agreements with certain counterparties.  If the Company is in a net liability position under an agreement, some agreements provide that the counterparties can request collateral from the Company if the Company’s credit metrics fall below

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

established thresholds or in the event of merger; other agreements provide that the counterparty may request collateral to provide it with “adequate assurance” that the Company will perform; and others have no provision for collateral.

The aggregate fair value of derivative instruments not fully cash collateralized with credit-risk-related collateral call provisions in a liability position on December 31, 2009, is $0.4 million.  On December 31, 2009, there was no cash collateral posted for these derivative liability positions.  If the credit-risk-related collateral call provisions underlying those agreements were triggered on December 31, 2009, the Company would be required to post $0.2 million cash collateral to its counterparties.  These derivative liability positions are contractually offset by derivative asset positions and receivables under master netting agreements with the same counterparty.  Derivative liabilities recorded on the balance sheet represent contracts recorded at fair value, determined on an individual contract basis without offsetting amounts for other individual contracts that are in an asset position and could be offset under master netting agreements with the same counterparty.

The Company determines the fair market values of its derivative instruments based on the fair value hierarchy established in GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value determinations measured on a recurring basis at December 31, 2009 are as follows:

		Quoted Prices	Significant
		in Active	Other	Significant
		Market for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Commodity derivative assets	$37,116	$3,698	$2,115	$31,303
Commodity derivative liabilities	(6,253)	(3,771)	(1,841)	(641)

Net	$30,863	$(73)	$274	$30,662

The fair value determinations measured on a recurring basis at December 31, 2008 are as follows:

		Quoted Prices	Significant
		in Active	Other	Significant
		Market for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Commodity derivative assets	$91,144	$26,997	$6,793	$57,354
Commodity derivative liabilities	(22,627)	(15,701)	(6,922)	(4)

Net	$68,517	$11,296	$(129)	$57,350

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the changes in recurring Level 3 fair value measurements and their related impact on earnings and OCI is as follows:

	Year Ended December 31,
	2009	2008
Level 3 Fair Value Assets and Liabilities	(In thousands)

Beginning balance	$57,350	$15,716
Total gains (losses) included in operating revenues	230	(1,480)
Total gains (losses) included in OCI pre-tax	36,351	50,427
Purchases, issuances and settlements (1)	(63,269)	(7,313)

Balance at year end	$30,662	$57,350
Total gains (losses) included in operating revenues
attributable to the change in unrealized gains or losses
related to assets still held at the end of the period	$(6)	$(4)

(1) Represents fair value reversal of contracts settled during the period and unearned and prepaid option premiums received and paid during the period for contracts still held at end of period.

 (5)           Income Taxes

The Company’s income tax expense (benefit) consists of the following components:

			Period from
	Year Ended December 31,		January 8, 2007 to
	2009	2008	December 31, 2007
	(In thousands)

Current state income tax	$162	$99	$-
Deferred state income tax (benefit)	(323)	(187)	434

Total income tax expense (benefit)	$(161)	$(88)	$434

The Margin Tax is assessed at one percent of Texas-sourced taxable margin.  The Company’s provision for income taxes differs from the Margin Tax computed at the statutory rate applied to gross margin primarily because of depreciation and other expenses that are allowed in computing taxable margin, but are not included in gross margin for financial statement purposes.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company’s net deferred income tax liability are as follows:

	December 31,
	2009	2008
	(In thousands)
Deferred Tax Assets:
Accounts receivable	$21	$17
Intangible assets	65	-
Inventory	589	121
Contract liability	27	155
Other	11	12
Total deferred tax assets	713	305

Deferred Tax Liabilities:
Derivative instruments	(298)	(685)
Plant in service	(1,674)	(1,439)
Other	(27)	(111)
Total deferred tax liabilities	(1,999)	(2,235)

Net deferred taxes	$(1,286)	$(1,930)

Deferred tax assets and liabilities are as follows:

	December 31,
	2009	2008
	(In thousands)
Current deferred tax asset	$123	$154
Non-current deferred tax asset	591	151
Current deferred tax liability	(326)	(795)
Non-current deferred tax liability	(1,674)	(1,440)

Net deferred taxes	$(1,286)	$(1,930)

The following table reconciles the change in Optim Energy’s net accumulated deferred income tax liability to the deferred income tax benefit:

Year Ended December 31, 2009
(In thousands)

Net change in deferred income tax liability per above table	$(644)
Tax effect of change in fair market value of designated cash flow hedges	321

Deferred income tax benefit	$(323)

Effective January 1, 2009, the Company adopted authoritative accounting standards related to the financial statement recognition and measurement of the benefits of uncertain tax positions.  Applying these standards had no material impact on the Company’s financial condition or results of operations.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)           Accumulated Other Comprehensive Income

AOCI reports a measure for accumulated changes in equity that result from transactions other than transactions with members.  The balance of AOCI is all due to designated cash flow hedges:

			Period from
	December 31,		January 8, 2007
	2009	2008	to December 31, 2007
	(In thousands)
Beginning AOCI	$62,184	$18,204	$-
Balance from Optim Energy Generation contribution	-	-	(6,326)
Change in fair market value of designated cash flow hedges	38,860	68,780	26,121
Reclassification adjustment for (gain) on designated cash
flow hedges included in net earnings (loss)	(70,680)	(24,800)	(1,591)
Ending AOCI	$30,364	$62,184	$18,204

(7)           Postretirement Benefits

Optim Energy sponsors a 401(k) defined contribution plan for eligible employees. Optim Energy contributions to the 401(k) plan consist of a discretionary matching contribution equal to 75% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. Optim Energy also makes a non-matching contribution ranging from 3% to 10% of eligible compensation based on the eligible employee’s age. Optim Energy contributed $1.5 million, $1.0 million, and $0.3 million in 2009, 2008 and 2007.

(8)           Commitments and Contingencies

Overview

 Optim Energy is involved in various lawsuits.  It is not possible at this time for the Company to predict the outcome of this litigation on its results of operations or financial position.  The Company does not expect the ultimate outcome to have a material adverse effect on future earnings.

Coal Supply

The coal requirements for Twin Oaks are supplied by a long-term fuel supply agreement.  This fuel supply agreement expires when Twin Oaks meets delivery of a specified number of decatherms.  Based on current forecasts of usage, the Company estimates the contract will expire in approximately 2029.  If Twin Oaks were to take only the minimum delivery amounts specified under this contract, it would expire in approximately 2040.  Twin Oaks is not responsible under this agreement for the decommissioning or reclamation costs of this mine.

Gas Supply

In the fourth quarter of 2008, Optim Energy, through one of its subsidiaries, entered into a fuel supply arrangement to purchase substantially all of its portion of its physical fuel requirements for the Cedar Bayou 4 facility.  This arrangement covers a three-year term and is subject to certain conditions.  For the year ended, December 31, 2009, Optim Energy recognized $21.4 million in cost of sales for the Cedar Bayou 4 fuel arrangement.

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Water Supply

Twin Oaks’ water is supplied by onsite wells, which based on resource studies are sufficient to supply its needs for the foreseeable future.  The Cedar Bayou 4 facility’s water is supplied by an onsite bayou, which based on resource studies, is sufficient to supply its needs for the foreseeable future.  Altura Cogen’s water is supplied under the terms of a long-term services agreement with LCC and is sufficient to supply Altura Cogen’s water needs through the term of the related land lease, described below.

Land Lease

Altura Cogen leases the land for its power facility from LCC under a lease with a primary term through 2031, with renewal options to extend the lease through 2046.  The total expected future minimum lease payments under the non-cancellable term are $48.6 million.  For the next five years, minimum lease payments are approximately $1.9 million per year.

Cedar Bayou 4 Services Agreement

In the fourth quarter of 2008, Optim Energy and NRG, through their subsidiaries, entered into a parts and services agreement covering the gas turbines at the Cedar Bayou 4 facility. The term of this agreement is based on certain operating criteria for each turbine, as defined in the contract.  The term of this agreement can extend for a period of time up to 22 years and includes variable, initialization, and fixed fees.

The variable fees are paid quarterly and deferred until an operating maintenance event occurs; at December 31, 2009, $2.3 million of variable fees were recorded in Other Current Assets.  The initialization fee of $2.0 million was paid during construction and is amortized over the life of the contract; at December 31, 2009 and 2008, $1.9 million and $2.0 million were recorded on the balance sheet.  The fixed fees are annual fees of $0.1 million.

Office Space Lease

Optim Energy occupies office space in a suburb of Dallas, Texas through a sub-lease arrangement with PNMR Services.  While the sub-lease agreement is still being negotiated, agreement has been reached on all material terms.  The lease is expected to last for a term through September 2014.  Under the draft terms, future expected minimum payments are approximately $0.4 million per year and aggregate $1.8 million over the non-cancellable term.

Bankruptcy Filing of LCC

On January 6, 2009, LCC filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code.  LCC is Optim Energy’s counterparty in several agreements, including the SEPSA.  In addition to the SEPSA, LCC leases Altura Cogen the land for its operating facility and provides other services, including water, to Altura Cogen.  The net amount due from LCC as of January 6, 2009 was immaterial to Optim Energy’s earnings.  The amount outstanding as of December 31, 2008 was fully reserved.  If the SEPSA contract is rejected by LCC in bankruptcy proceedings, future realization of the SEPSA intangible asset would need to be re-evaluated.  At this time, LCC has not rejected the SEPSA contract and has performed under the existing contracts, and the Company believes that LCC will continue to perform under the existing contracts.

 (9)           Related Party Transactions

In January 2007, PNMR Services and the Company entered into a Services Agreement pursuant to which PNMR Services provides the Company various support services in exchange for service fees and cost reimbursements.  The service fees were determined based on PNMR Services’ costs to provide the services and an appropriate market based mark-up.  The Company believes the fees are reasonable.  Fees for services provided by PNMR Services are either reflected as administrative and general expenses in the Company’s statement of operations or as construction work in progress in the Company’s balance sheet depending on the nature of the costs.  For the year ended December 31, 2009, Optim Energy recognized $5.5 million of related

OPTIM ENERGY, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

party expenses and $0.1 million of related party deferred costs.  For the year ended December 31, 2008, Optim Energy recognized $8.2 million of related party expenses and $3.0 million of related party deferred costs.  For the period ended December 31, 2007, Optim Energy recognized $9.1 million of related expenses and $1.6 million of related deferred costs.  In 2008, the deferred costs include certain construction expenditures for the office space Optim Energy sub-leases from PNMR Services, which were recorded as property, plant and equipment on Optim Energy’s balance sheet.  In addition, Optim Energy incurred $0.3 million and $0.1 million for office space rent to PNMR Services in 2009 and 2008.  At December 31, 2009 and 2008, Optim Energy had an outstanding payable to PNMR Services of $1.6 million and $1.4 million.

In June 2007, Optim Energy entered into a bank credit facility, which is guarantied by Cascade and ECJV.  Concurrent with entering into the credit agreement and guaranty, Cascade, ECJV and Optim Energy entered into a reimbursement agreement pursuant to which Optim Energy is obligated to reimburse Cascade and ECJV for any payments made under the guaranty and to pay fees to Cascade and ECJV for having guarantied the credit agreement obligations.  The obligations of Optim Energy under the reimbursement agreement are secured by liens on substantially all the assets of Optim Energy and its subsidiaries, including their respective equity interests and real property.  Each new subsidiary of Optim Energy is required to become a party to this reimbursement agreement.  The guaranty fees and interest charges applicable to any unpaid reimbursement liabilities were determined in accordance with related market based fees and the Company believes the fees are reasonable.  Guaranty fees are reflected as interest expense in the Company’s statement of operations.  For the year ended December 31, 2009, Optim Energy recognized fees of $8.2 million with a payable to Cascade of $2.1 million at December 31, 2009.  For the year ended December 31, 2008, Optim Energy recognized fees of $1.7 million and a payable to Cascade of $0.4 million at December 31, 2008.  For the period ended December 31, 2007, Optim Energy recognized fees of $0.7 million.

 (10)       New Accounting Pronouncements

Effective September 15, 2009, the FASB Accounting Standards Codification combines all of the FASB’s, and its predecessors' technical accounting pronouncements into a single source of authoritative GAAP.  As a result, references are no longer made to prior technical accounting pronouncements.